Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008(1)	2007(1)	2006	2005	2004
	(dollars in millions)

Net income (loss) before cumulative effect of changes in accounting principles	$(50,119)	$(3,094)	$2,327	$2,172	$2,603
Add:
Income tax expense (benefit)	5,550	(2,883)	(45)	358	609
Minority interests in earnings (loss) of consolidated subsidiaries	8	(8)	58	96	129
Low-income housing tax credit partnerships	453	469	407	320	282
Total interest expense	33,332	38,482	37,270	29,899	26,566
Interest factor in rental expenses	8	7	6	6	6

Earnings (loss), as adjusted	$(10,768)	$32,973	$40,023	$32,851	$30,195

Fixed charges:
Total interest expense	$33,332	$38,482	$37,270	$29,899	$26,566
Interest factor in rental expenses	8	7	6	6	6
Capitalized interest	—	—	—	—	1

Total fixed charges	$33,340	$38,489	$37,276	$29,905	$26,573

Ratio of earnings to fixed charges(2)	—	—	1.07	1.10	1.14

(1)	For the ratio of earnings to fixed charges to equal 1.00, earnings (loss), as adjusted must increase by $44.1 billion and $5.5 billion for the years ended December 31, 2008 and 2007, respectively.
(2)	Ratio of earnings to fixed charges is computed by dividing earnings, as adjusted by total fixed charges.